REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
C/O Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Dallas, Texas 75080

January 11, 2010

Ms. Tracey L. McNeil
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Reef Oil & Gas Income and Development Fund III, L.P.
Registration Statement on Form 10
Filed October 2, 2009
File No. 000-53795

Dear Ms. McNeil:

As the general partner of Reef Oil & Gas Income and Development Fund III, L.P. (the “Registrant”), we, Reef Oil & Gas Partners, L.P. (“ROGP”), are writing on behalf of Registrant in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”), dated December 16, 2009, with respect to amendment No. 1 to the Registrant’s Registration Statement on Form 10 filed with the Commission on November 27, 2009 (the “Registration Statement”).  The following is our response to your second comment letter.  For ease of reference, each comment has been repeated below, with the Registrant’s responses set forth below each comment.  The numbering below corresponds to that used in the Commission’s comment letter.

General

1.	Please amend your filing to include updated financial statements. Refer to Item 8-08 of Regulation S-X.

Response:

We have complied with your comment and have filed amendment no. 2 to the Registration Statement.

2.
We are unable to agree with your conclusion regarding whether predecessor/successor financial statements are required for your investment in the Slaughter-Dean Project.  In this regard, we believe a working interest in an oil and gas property meets the definition of a business, and, because your own operations prior to the acquisition were insignificant in relation to the business acquired, predecessor financial statements covering the periods specified in Rule 8-02 of Regulation S-X are required.  We believe you will not be in compliance with Regulation S-X until these financial statements are filed.  However, please note that the Staff may consider a request to waive the requirement to file these financial statements once all of the full fiscal years you present in an annual report contain the results of your predecessor.

Response:

Per your discussion with Joel Held, we have submitted a waiver request with the Office of the Chief Accountant.  We have requested that the Commission's requiring the Registrant to submit the financials of the predecessor be waived.  As discussed in the request, providing such financials would be unduly burdensome on the Registrant as the Registrant neither possesses nor controls the records necessary to disclose the predecessor's financials.

Closing Comments

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Commission comments or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (972) 437-6792 or Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely, Reef Oil & Gas Income and Development Fund III, L.P. Reef Oil & Gas Partners, L.P., Its Managing General Partner

By:	/s/ David Tierney
David Tierney
Principal Accounting Officer

cc:	Daniel C. Sibley, General Counsel
Joel Held, Baker & McKenzie LLP
Jon Carroll, Baker & McKenzie LLP